

November 20, 2025

Stilwell Activist Investments, L.P.
Stilwell Activist Fund, L.P.
Stilwell Value Partners VII, L.P.
Stilwell Associates, L.P.
c/o Stilwell Value LLC
200 Calle del Santo Cristo
Segundo Piso
San Juan, Puerto Rico 00901

Ladies and Gentlemen:

Re: Second Amendment to Letter Agreement

Reference is hereby made to that certain letter agreement entered into on December 5, 2023, by and among Wheeler Real Estate Investment Trust, Inc., a Maryland corporation, Stilwell Activist Investments, L.P., a Delaware limited partnership, Stilwell Activist Fund, L.P., a Delaware limited partnership, Stilwell Value Partners VII, L.P., a Delaware limited partnership, and Stilwell Associates, L.P., a Delaware limited partnership (the "Original Letter Agreement") and extended by a letter agreement dated December 5, 2024 (the "First Amendment", and together with the Original Letter Agreement the "Letter Agreement").

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties wish to further amend the Letter Agreement by their execution of this second amendment thereto (the "Second Amendment") as follows:

1.   Amendment. The antepenultimate full paragraph of the Original Letter Agreement regarding its termination date is hereby deleted in its entirety and replaced with the following text:

"This Letter Agreement shall terminate and be of no further force and effect as of December 7, 2026."

2.   Miscellaneous.

a.   Except as otherwise expressly provided herein, the Letter Agreement shall continue in full force and effect in accordance with its terms.

b.   This Second Amendment shall be governed by, and construed in accordance with, the laws of the State of Maryland, without giving effect to the conflicts of law provisions thereof.

c.   This Second Amendment may be signed by the parties in separate counterparts, each of which when so signed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Second Amendment electronically (including portable document format (.pdf) or DocuSign) shall be as effective as delivery of a manually executed counterpart of this Second Amendment.

[Remainder of page intentionally blank. Signature page follows.]

Very truly yours,

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

By: /s/ M. Andrew Franklin
     Name: M. Andrew Franklin
     Title: Chief Executive Officer and President

Accepted and agreed as of the date first written above:

STILWELL ACTIVIST INVESTMENTS, L.P.

By: /s/ Joseph Stilwell
     Name: Joseph Stilwell
     Title: Managing Member of the General Partner, Stilwell Value LLC

STILWELL ACTIVIST FUND, L.P.

By: /s/ Joseph Stilwell
     Name: Joseph Stilwell
     Title: Managing Member of the General Partner, Stilwell Value LLC

STILWELL VALUE PARTNERS VII, L.P.

By: /s/ Joseph Stilwell
     Name: Joseph Stilwell
     Title: Managing Member of the General Partner, Stilwell Value LLC

STILWELL ASSOCIATES, L.P.

By: /s/ Joseph Stilwell
     Name: Joseph Stilwell
     Title: Managing Member of the General Partner, Stilwell Value LLC